Direct: 214-999-4645
Direct Fax: 214-999-3645
dearhart@gardere.com


                                 March 22, 2006




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549-7010

Attention:        H. Roger Schwall, Assistant Director

         Re:      Cubic Energy, Inc.
                  File No. 0-09355

                  Post-Effective Amendment No. 5  to Form SB-2
                  Filed February 21, 2006
                  File No. 333-120388

                  Form 10-QSB for the fiscal quarter ended December 31, 2005 Filed February 14, 2006


Ladies and Gentlemen:

     On behalf of Cubic Energy, Inc. (the "Company"), we are responding to the Staff's comments contained in the Staff's letter, dated March 14, 2006, relating to the referenced filings. In accordance with the Staff's request, we have numbered our responses to correspond with the numbers assigned to the comments contained in the Staff's letter.

General
-------

     Comment 1: The Company is making corresponding changes to the affected disclosure, wherever it appears in the referenced filings. The Company intends to make corresponding changes in future filings.

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Securities and Exchange Commission
Page 2

Post-Effective Amendment No. 5 to Form SB-2
-------------------------------------------

     Comment 2: The Company has determined that none of the selling shareholders are registered broker-dealers or affiliates of a registered broker-dealer. To the Company's knowledge, each of the shareholders purchased the securities covered by the Registration Statement in the ordinary course of business and, at the time of purchase, none of the shareholders had an agreement or understanding to distribute the securities.

     Comment 3: The Company will file an amendment to the Registration Statement on Form SB-2 to disclose the natural persons who exercise voting and/or dispostive powers with respect to the securities to be offered for resale by each of the selling shareholders.

Undertakings
------------

     Comment 4: The Company will file an amendment to the Registration Statement on Form SB-2 containing all of the applicable undertakings required by Item 512 of Regulation S-B.


Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
----------------------------------------------------------

     Comment 5: The Company will amend its Form 10-QSB as requested.

Controls and Procedures
-----------------------

     Comment 6: The Company will amend the filing to make the requested change. Furthermore, all future filings will conform to the requested change.

     Comment 7: The Company will ensure that any citations to the rules that define "controls and procedures" are to the correct rules.

     Comment 8: The Company hereby confirms that there have not been "any" changes (as opposed to "significant" changes) in internal controls or other factors that could significantly affect internal controls. The Company hereby confirms that it addressed change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company's internal control over financial reporting. Furthermore, the Company confirms that there no changes that occurred "during", rather than only "subsequent to", the period covered by the report. The referenced filing will be amended consistent with the foregoing.

     The Company acknowledges that, with respect to the amended Registration Statement on Form SB-2, (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full

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Securities and Exchange Commission
Page 3

responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.


                                                     Sincerely,

                                                     /s/ David R. Earhart

                                                     David R. Earhart

cc:      Jason Wynn (Staff)
         Jon S. Ross (Company)